Exhibit 99.1

Company Contact:
Michael Rabinovitch
EVP & Chief Financial Officer
(954) 590-9000

BIRKS & MAYORS ANNOUNCES COMPLETION OF NEW FINANCING ARRANGEMENTS

MONTREAL – (BUSINESS WIRE) – September 19, 2013 – Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (NYSE MKT:BMJ), announced that the $5.0 million of convertible debentures issued earlier in August 2013, were converted into 2,941,085 Class A voting shares at the end of August at an average price of 1.70 per share.

The Company also announced that it has entered into a Cdn $5.0 million secured term loan agreement on September 12, 2013 with Investissement Québec. The funds borrowed provide additional working capital to the Company while it continues its remodeling and rebranding of its Canadian retail stores. The loan bears interest at a rate of Canadian prime plus 7.0% per annum and is repayable in 60 equal monthly installments beginning in September 2014.

Mike Rabinovitch, the Company’s Executive Vice President and Chief Financial Officer commented, “The capital raised and the loan from Investissement Québec represent the final pieces of the Company’s efforts this summer to increase liquidity by $20 million, without a material increase in borrowing costs. These resources provide the Company the necessary liquidity to pursue its growth and rebranding strategies aimed at elevating our customers’ in-store experience to be consistent with an international luxury brand.”

About Birks & Mayors Inc.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of September 15, 2013, the Company operated 30 stores under the Birks brand in most major metropolitan markets in Canada, 20 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s expectation that the capital raised and the loan from Investissement Québec, representing the final pieces of the Company’s efforts this summer to increase liquidity by $20 million, will provide, without a material increase in borrowing costs, the Company with the necessary liquidity to pursue its growth and rebranding strategies aimed at elevating its customers’ in-store experience to be consistent with an international luxury brand. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2013 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.